Exhibit (a)(5)(lxxxxv)

Oracle Press Release

Contacts:

Jennifer Glass	Joelle Fitzgerald
Oracle Corp. Public Relations	Oracle Corp. Investor Relations
(650) 633-6192	(650) 506-1897
jennifer.glass@oracle.com	joelle.fitzgerald@oracle.com

ORACLE RAISES PEOPLESOFT BID TO $26 PER SHARE

Department of Justice Decision Expected Prior to March 12, 2004

REDWOOD SHORES, Calif., Feb. 4, 2004 – (http://www.oracle.com/tellmemore/?2886536) Oracle Corporation (NASDAQ: ORCL) announced today that it has raised the price of its cash tender offer to purchase all of the outstanding shares of PeopleSoft, Inc. (NASDAQ: PSFT) to $26 per share, or approximately $9.4 billion. Oracle’s amended offer represents an 18.8% premium over PeopleSoft’s closing price of $21.89 on February 3, 2004.

Oracle expects a decision regarding antitrust approval from the Department of Justice prior to March 12, 2004, and is extending the tender offer for all of the common stock of PeopleSoft to midnight EST on Friday, March 12, 2004. The offer was previously set to expire at midnight EST on Friday, February 13, 2004.

“We believe this acquisition is pro-competitive, will benefit the customers of both companies, and will make Oracle an even more profitable company,” said Oracle’s CEO, Larry Ellison. “We stand by our pledge to support the PeopleSoft customer base and provide enhanced support for PeopleSoft products.”

Jeff Henley, Oracle’s Chairman and CFO, said, “Given PeopleSoft’s current prospects, including its recent downward revisions to earnings guidance for the first quarter, we believe our offer presents compelling value to PeopleSoft’s stockholders. Oracle remains fully committed to completing this deal on terms that will benefit the stockholders of both companies. We expect this transaction to result in substantial cost savings, be accretive in the first year excluding amortization of intangibles, and involve minimal business integration risk.”

As previously announced, Oracle has nominated five independent candidates for PeopleSoft’s Board of Directors and has put forth a stockholder proposal to increase the size of PeopleSoft’s Board from eight members to nine.

Last Friday, PeopleSoft scheduled its annual stockholder meeting for March 25, 2004, with a record date for voting of February 10, 2004. As a result of this accelerated schedule, after February 5, 2004, stockholders who make regular open market purchases of PeopleSoft shares will not be able to vote such shares at the annual meeting. Stockholders of PeopleSoft need to be sure that their shares are not out on loan by their bank or brokerage firm if they want to vote their shares at this important meeting.

“This is our final price. We urge the PeopleSoft’s directors to seriously consider our offer and put the interests of their stockholders first,” said Henley. “We strongly recommend that PeopleSoft stockholders make their views known by tendering their shares, approving our proposal to increase the size of the Board to nine members, and voting to elect five independent directors.”

The tender offer is subject to customary conditions, including expiration of applicable antitrust waiting periods, a majority of PeopleSoft’s shares on a fully diluted basis being tendered and not withdrawn, and the redemption or amendment of PeopleSoft’s stockholder rights plan. The offer is not subject to due diligence or financing. Based on PeopleSoft’s Preliminary Proxy Statement, filed on January 30, 2004 with the SEC, as of January 16, 2004, there were 361,126,373 PeopleSoft shares outstanding.

At the close of business on Tuesday, February 3, 2004, approximately 10,632,087 PeopleSoft shares had been tendered in the Oracle tender offer and not withdrawn.

IMPORTANT DATES

2/5/04	Final day to purchase shares in the open market and vote those shares at the PeopleSoft stockholder meeting on March 25, 2004.

2/10/04	Record date for determining stockholders eligible to vote at the PeopleSoft stockholder meeting on March 25, 2004.

3/12/04	Expiration of Oracle tender offer of $26 in cash.

3/25/04	PeopleSoft stockholder meeting.

About Oracle

Oracle is the world’s largest enterprise software company. For more information about Oracle visit our website at www.oracle.com. For more information about Oracle’s bid for PeopleSoft please go to www.oracle.com/peoplesoft. For detail about Oracle’s commitment to customers go to www.oracle.com/peoplesoft/customers.html.

Trademarks

Oracle is a registered trademark of Oracle Corporation and/or its affiliates.

Important Notice

Oracle Corporation and its nominees to the Oracle board will be soliciting proxies for use at the 2004 Annual Meeting, or at any adjournment or postponement thereof, to vote in favor of the Oracle Nominees identified in this Notice and to vote on any other matters that shall be voted upon at the 2004 Annual Meeting. Oracle will be filing a proxy statement on Schedule 14A with the Securities and Exchange Commission (“SEC”) in connection with this solicitation of proxies for the 2004 Annual Meeting (the “Proxy Statement”). Promptly after filing a definitive Proxy Statement with the SEC, Oracle will mail the Proxy Statement and a BLUE Proxy Card to each PeopleSoft stockholder entitled to vote at the Annual Meeting. Oracle has engaged MacKenzie Partners Inc. (“MacKenzie”) to assist it in the solicitation of proxies from PeopleSoft stockholders. Oracle has agreed to pay customary compensation to MacKenzie for such services. In addition, Oracle has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify them and certain related persons against certain liabilities relating to or arising out of the engagement. In its role as financial advisor to Oracle, Credit Suisse First Boston LLC (“CSFB”) may also assist in the solicitation of proxies from PeopleSoft stockholders. CSFB will not receive any fees for or in connection with its solicitation activities, other than the fees due CSFB for its services as financial advisor to Oracle and as Dealer Manager in connection with Oracle’s tender offer. In addition, directors, officers and employees of Oracle may solicit proxies although no additional compensation will be paid to directors, officers or employees for such services.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on July 24, 2003 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.